Exhibit 12.1

Cott Corporation

Ratio of Earnings to Fixed Charges (1)

(in millions of US dollars except for ratios)

	1/1/2005	12/31/2005	12/30/2006	12/28/2007	12/27/2008	Three Months Ended 3/28/2009

Earnings (losses):
Net income (loss) before taxes	$114.1	$39.3	$(33.8)	$(85.3)	$(142.3)	$13.7

Add
Non-controlling interest	4.0	4.5	3.8	2.7	1.7	0.9
Combined Fixed charges	30.5	35.2	39.2	41.1	40.2	9.1

Earnings as defined	$148.6	$79.0	$9.2	$(41.5)	$(100.4)	$23.7

Fixed Charges:
Interest expense	$26.5	$29.3	$33.3	$33.6	$32.9	$7.6
Estimated interest component of rent	4.0	5.9	5.9	7.5	7.3	1.5

Total fixed charges	$30.5	$35.2	$39.2	$41.1	$40.2	$9.1

Deficiency of earnings available to cover fixed charges (2)			35	88	145

Ratio of earnings to fixed charges	4.9	2.2	0.2	—	—	2.6

(1) For purposes of computing these ratios of earnings to fixed charges and earnings to combined fixed charges, fixed charges consist of interest expense and an estimated interest component of rent. Earnings (losses) consist of net (loss) earnings applicable to common stock shareholders before income taxes plus combined fixed charges.

(2) Earnings were insufficient to cover combined fixed charges and preference dividends by $35 million, $88 million, and $145 million in 2006, 2007, and 2008, respectively.